

June 28, 2013

<u>Via E-mail</u>
Baoguo Jiang
Chairman of the Board
Yaboo, Inc.
500 Lake Cook Road Suite 350
Deerfield, IL 60015

      Re: **Yaboo, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2011
              Filed May 16, 2012
              File No. 333-164999
              Form 10-Q for Quarterly Period Ended September 30, 2012
              Filed November 19, 2012
              File No. 333-164999

Dear Mr. Jiang:

We issued comments on the above captioned filings on March 18, 2013. On May 30, 2013, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing of all correspondence relating to our review on the EDGAR system.

You may contact Patrick Kuhn at 202-551-3308 or Doug Jones at 202-551-3309 if you have any questions. You may also contact me at (202) 551-3380.

                            Sincerely,

                            /s/ Lyn Shenk

                            Lyn Shenk
                            Branch Chief